K&L GATES LLP

599 LEXINGTON AVENUE

NEW YORK, NY 10022-6030

T 212.536.4816 F 212.536.3901

March 10, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Christina	DiAngelo Fettig
Sonny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-215600
Registration Statement on Form N-14

Dear Ms. Fettig and Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on: (1) February 8, 2017, from Ms. Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”); and (2) February 14, 2017, from Mr. Oh of the SEC disclosure examination staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Total Stock Market Index Trust, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of All Cap Core Trust (the “Acquired Fund”) (the “Reorganization”). The Registration Statement was filed with the SEC on January 18, 2017, accession no. 0001133228-17-000220.

As filed, the Registration Statement also related to the registration of shares of Blue Chip Growth Trust in connection with a proposed reorganization of Alpha Opportunities Trust. However, the Trust’s officers have decided to not proceed with that reorganization. Accordingly, we are not responding to comments that the staff provided that relate solely to that reorganization.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement. References in this letter to headings or quoted passages in the Registration Statement have been modified to relate to the single Reorganization.

Comments from Ms. Fettig

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

1. Comment — In the Contract Owner Letter, it is stated that the Reorganization is intended to result in “lower net total annual fund operating expenses” for the Acquired Fund. Please clarify by adding, “after the payment of any costs related to the Reorganization” to the end of this phrase.

Response — The Trust has made the requested change.

Page 2 March 10, 2017

2. Comment — In the Contract Owner Letter, please disclose why the expenses of the Reorganization will be borne entirely by the Acquired Fund.

Response — The Trust respectfully notes that the discussion under “Board Consideration of the Reorganization” addresses the factors that the Board considered in concluding that the participation of the Acquired Fund in the Reorganization was in the best interests of the Acquired Fund and its shareholders. Among the specific factors listed in this section is “any direct and indirect costs to be incurred by the Acquired Fund as a result of the Reorganization.” Accordingly, because the Board specifically considered the expected costs to the Acquired Fund of the Reorganization in determining that the Reorganization was in the Fund’s best interests, the Trust respectfully declines to make any changes in response to this comment.

3. Comment — Under “Introduction — Investment Management,” please disclose whether the current subadvisor to the Acquiring Fund will subadvise that Fund following the Reorganization.

Response — The Trust has made the requested change.

4. Comment — Under “Overview of the Reorganization,” it is stated that the Acquired Fund may sell substantially all of its investments and invest the proceeds of such sales in securities in which the Acquiring Fund invests. Please revise this disclosure to state the approximate percentage of the Acquired Fund’s assets that will be sold in connection with the Reorganization.

Response — The Trust has made the requested change.

5. Comment — Under “Overview of the Reorganization,” it is stated that the Acquiring Fund is expected to achieve “stronger prospects for growth” after the Reorganization than the Acquired Fund would otherwise achieve. Please clarify this phrase.

Response — The Trust respectfully notes that the full phrase in this statement is “stronger prospects for growth and economies of scale.” This statement also notes that the Acquiring Fund has lower management fees and lower overall expenses compared to the Acquired Fund. In the Trust’s view, these factors contribute to a conclusion that the Acquiring Fund therefore has stronger prospects for growth and economies of scale. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6. Comment — Under “Overview of the Reorganization,” please confirm that the distribution to shareholders of the Acquiring Fund’s shares will not result in capital gains that will result in taxable income to the contract owners.

Response — The Trust so confirms.

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7. Comment — Under the description of the Reorganization proposal, under the heading “Comparison of, and Effect on, Fund Operating Expenses,” please revise the annual fund operating expense table to reflect current expenses, as required by Item 3 of Form N-14.

Response — The Trust respectfully notes that Item 3(a) of Form N-14 directs registrants to follow the format prescribed in Item 3 of Form N-1A. Item 3 of Form N-1A, in turn, requires registrants to “[b]ase the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year,” as a registrant would do in its prospectus. In accordance with these requirements, the fee table information for the Acquired and Acquiring Funds are based on expenses paid by the funds for the one-year period ended June 30, 2016, the date of the Trust’s most recent semi-annual report. Furthermore, the Trust represents that there have been no changes to the December 31, 2015 annual fund operating expenses of either fund that would materially affect the information disclosed in the fund’s annual fund operating expense table. Accordingly, the Trust declines to make any changes in response to this comment.

8. Comment — Under the description of the Reorganization, under the heading “Comparison of, and Effect on, Fund Operating Expenses,” because the portfolio turnover rate for the Acquired Fund’s most recent fiscal year is substantially higher than that of the Acquiring Fund, please disclose in the summary introduction to the Proposal that the Acquired Fund may trade securities actively and thereby experience higher portfolio turnover than the Acquiring Fund.

Response — The Trust has made the requested change.

9. Comment — Under “Information about the Reorganization — Reasons for the Reorganization,” please disclose why the Reorganization was proposed to the Board for approval.

Response — The Trust respectfully notes that this section states that the “Reorganization is intended to result in an Acquiring Fund that has the potential to achieve a more consistent long-term performance record and stronger prospects for growth and potential opportunities for economies of scale than would be the case for the Acquired Fund.” Accordingly, the Trust respectfully declines to make the requested change

10. Comment — Under “Information about the Reorganization — Agreement and Plan of Reorganization,” please disclose the alternatives to the Reorganization that the Board considered before ultimately finding that the Reorganization was in the best interests of the Acquiring and Acquired Funds.

Response — The Trust has made the requested change.

Page 4 March 10, 2017

11. Comment — In the Capitalization Table, please explain why the pro forma NAV for each class of the Acquiring Fund is the same as the NAV of each class of the Fund as of June 30, 2016, in light of information showing a one basis point reduction in the NAV of each class of the Acquiring Fund resulting from reorganization costs and increases in the number of shares outstanding upon the Reorganization. Please disclose if discrepancies arise due to rounding.

Response — The Trust has revised the Capitalization Table to state that the amounts shown regarding reduction in net assets and NAV per share are applicable to the Acquired Fund.

Statement of Additional Information (“SAI”)

12. Comment — Under “Pro Forma Financial Information,” please disclose the approximate percentage of the Acquired Fund’s assets that will be sold in connection with the Reorganization.

Response — The Trust has made the requested change.

13. Comment — Under “Pro Forma Financial Information,” please disclose the approximate brokerage commissions expected to be incurred as a result of such sales of portfolio securities, expressed as both a dollar amount and the effect on the Acquired Fund’s NAV.

Response — The Trust has made the requested change.

14. Comment — Under “Pro Forma Financial Information,” please add the following information consistent with the guidance in “AICPA Accounting and Audit Guide for Investment Companies” regarding reorganizations of investment companies:

(a) A reason for the portfolio realignment;

(b) The extent and cost of the portfolio realignment;

(c) The percentage of the Acquired Fund’s portfolio that is expected to be sold as a result of portfolio realignment and an estimate of the related realized gains expected to result from such sales; and

(d) A statement that total merger costs do not reflect commissions that would be incurred during portfolio realignment.

Response — The Trust has made the requested changes except as to Comment 15(d). The Trust respectfully notes that the discussion of Reorganization expenses under “Overview of the Reorganization” in the Proxy/Prospectus states that brokerage commissions and other transactional costs are included in the amount of Reorganization expenses expected to be incurred in the Reorganization. Accordingly, this information has been added to the SAI in response to Comment 15(d).

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Comments from Mr. Oh

Contract Owner Letter

1. Comment — In the Contract Owner Letter, and under “Overview of the Reorganization” and “Reasons for the Reorganization,” please disclose why the Reorganization was proposed to the Board for approval.

Response — As discussed above in the response to Comment 9 from Ms. Churko, the section entitled “Reasons for the Reorganization” discusses the intended purpose of the Reorganization. In response to this comment, the Trust has added this disclosure to the Contract Owner Letter and under “Overview of the Reorganization.”

2. Comment — In the Contract Owner Letter and throughout the Proxy/Prospectus, when comparing the expense ratio of each class of the Acquired Fund to the pro forma expense ratios of the corresponding classes of the Acquiring Fund, please disclose that the comparison is based on both net and gross expenses.

Response — The Trust has made the requested change.

Proxy/Prospectus

3. Comment — Under “Overview of the Reorganization,” please disclose the expected brokerage commission or other transaction costs associated with the Reorganization in terms of net asset value (“NAV”) for the Acquired Fund if such costs are expected to be greater than 0.01% of the Fund’s NAV.

Response — The Trust has made the requested change.

4. Comment — Under “Performance” for the Proposal, please briefly describe the relative performance of the Acquired and Acquiring Funds.

Response — The Trust has made the requested change.

5. Comment — Under “Information About the Reorganization — Agreement and Plan of Reorganization,” please consider revising the terms “Exchange Date” and “Effective Time” to avoid confusion with the general term “closing” and “closing date,” which are used in other parts of the Proxy/Prospectus.

Response — The Trust respectfully notes that the term “Exchange Date” is first used in the summary section “The Reorganization” and is defined as the expected closing date of the Reorganization. This term has the same meaning wherever it is used in the Proxy/Prospectus, as well as in the draft Agreement and Plan of Reorganization that is included as Appendix A of the Proxy/Prospectus. The Trust does not believe that there is any confusion between this term and general references to the expected closing date of the Reorganization.

Page 6 March 10, 2017

Similarly, the term “Effective Time” is defined in “Information About the Reorganization — Agreement and Plan of Reorganization” as “the close of regularly scheduled trading on the NYSE on the Exchange Date” and is used with the same meaning in the form of Agreement and Plan of Reorganization.

For the foregoing reasons, the Trust respectfully declines to make any changes in response to this comment.

6. Comment — Under “Reasons for the Reorganization,” it is stated that the net management fee charged to the Acquiring Fund would have been lower than the advisory fee charged to the Acquired Fund. Please clarify why the management fee will be charged on a “net” basis. Alternatively, please consider deleting the word “net.”

Response — In response to this comment, the Trust has revised the words “net management fee” to read “effective management fee.”

7. Comment — Under “Board Consideration of the Reorganization,” please disclose if the Board considered any adverse factors relating to the Reorganization.

Response — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board concluded that the Reorganization was in the best interests of the Acquired Fund. Specifically, as noted in the second paragraph under the heading “Board Consideration of the Reorganization,” the Board considered “any direct and indirect costs to be incurred by the Acquired Fund as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8. Comment — Under “Federal Income Tax Consequences,” please disclose the applicable sections of the Internal Revenue Code of 1986, as amended, that will be cited in the tax opinion.

Response — The Trust has made the requested change.

9. Comment — Under “Additional Information about the Funds — Additional Information about the Funds’ Principal Risks,” please confirm that the risks described in this section are principal risks, or delete any risks that are not principal risks.

Response — In response to this comment, the Trust has deleted disclosure that does not relate to the Funds’ principal risks.

Page 7 March 10, 2017

10. Comment — Under “Additional Information about the Funds — Additional Information about the Funds’ Investment Policies,” please confirm that the policies described in this section are principal investment policies, or delete any policies that are not principal investment policies.

Response — In response to this comment, the Trust has deleted disclosure that does not relate to the Funds’ principal investment policies.

11. Comment — Under “Shareholders and Voting Information — Voting Procedures,” please disclose whether a quorum is expected to be present at the Special Meeting of Shareholders based on proportional voting of shares held by the Insurance Companies.

Response — The Trust has made the requested change, noting that the statement regarding proportional voting and quorum has been revised to read as follows:

Because shares held by contract owners participating in Registered Separate Accounts for which voting instructions are not timely received will nevertheless be voted in proportion to the timely instructions received from contract owners participating in such Registered Separate Accounts, all shares in Registered Separate Accounts will be voted at the meeting. In addition, in accordance with their proxy voting procedures, the Funds of Funds will vote shares of the Acquired Fund in the same proportion as the vote at the Meeting of all other shareholders of the Acquired Fund. As a result, because Registered Separate Accounts and the Funds of Funds hold over 30% of the Acquired Fund’s shares, the presence of a quorum is assured.

12. Comment — Under “Shareholders and Voting Information — Voting Procedures,” please disclose how broker non-votes will be counted for purposes of achieving quorum.

Response — As the applicable contracts and policies are held directly by their beneficial owners, and as shares of the Funds are held exclusively by the Insurance Companies, the concept of broker non-votes is not applicable to the Meeting. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13. Comment — Under “Shareholders and Voting Information — Solicitation of Proxies and Voting Instructions,” please distinguish how the Trust treats voting instructions that are timely received but not clearly marked as opposed to voting instructions that are not timely received.

Response — The Trust has made the requested change.

14. Comment — Under “Outstanding Shares and Share Ownership,” please confirm that that the disclosure required by Item 7(c)(4)(i) and 7(c)(4)(ii) of Form N-14 will be provided with respect to both the Acquiring and Acquired Funds.

Response — The Trust so confirms.

Page 8 March 10, 2017

Form of Tax Opinion

15. Comment — Please revise the last sentence of the form of tax opinion to enable the Acquired Fund’s shareholders to rely on the opinion. Please see Sec. III.D.1, Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Division of Corporation Finance, October 14, 2011.

Response — The Trust will make the requested change in the executed tax opinion that will be filed as an exhibit to the Registration Statement after the closing of the Reorganization.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (212) 536-4816.

Sincerely,

/s/ George P. Attisano
George P. Attisano

cc: Betsy Anne Seel, Assistant Secretary of the Trust